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                                                                   Exhibit 99.85

News release via Canada NewsWire, Toronto 416-863-9350

         Attention Business/Medical Editors:
         TRANSITION THERAPEUTICS TO ACQUIRE OUTSTANDING SHARES
         OF ALZHEIMER'S DISEASE FOCUSED ELLIPSIS NEUROTHERAPEUTICS INC.

/THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES./

TORONTO, FEB. 27 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition")
(TSX: TTH), announced the signing of a Share Purchase Agreement ("Purchase Agreement") with the directors of Ellipsis Neurotherapeutics Inc. ("ENI") pursuant to which Transition will offer to acquire all the remaining outstanding shares of ENI.

The key asset in this transaction is ENI's lead molecule AZD-103, a disease modifying agent with the potential to both reduce disease progression and improve symptoms such as cognitive function. During the last 15 months, Transition has led the rapid advancement of AZD-103 toward clinical development through its service agreement with ENI. The acquisition of 100% of the AZD-103 program will create a solid foundation for Transition to build a strong franchise in the area of Alzheimer's disease therapeutics.

Transition currently owns 33.2% of the outstanding shares of ENI. Under the Purchase Agreement, Transition will offer to purchase all remaining ENI shares for $13.2 million payable in Transition common shares. In addition, ENI shareholders will be entitled to a series of payments, contingent on AZD-103 achieving certain clinical milestones, potentially totalling up to $12.8 million payable in Transition common shares and a royalty of up to 1% on net sales of AZD-103. With the signing of the Purchase Agreement, all the directors of ENI have agreed to sell their ENI shares to Transition. The closing of the transaction is scheduled for March 10, 2006.

This release is not an offer of securities for sale in the United States. The securities to be issued pursuant to this transaction may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.

About AZD-103

The lead compound AZD-103 is part of an emerging class of disease-modifying agents that have the potential to both reduce disease progression and improve symptoms such as cognitive function. AZD-103 breaks down neurotoxic fibrils, allowing amyloid peptides to clear from the brain rather than accumulate and aggregate to form amyloid plaques, a hallmark pathology of Alzheimer's disease. In addition, AZD-103 is well positioned as an Alzheimer's therapy as it is taken orally, crosses the blood brain barrier and has an excellent safety profile.

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About Alzheimer's Disease

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. The disease affects more than 4 million Americans, and with an aging population is expected to double over the next 20 years unless an effective therapy is developed. Currently approved Alzheimer's therapies primarily treat disease symptoms but do not reverse or slow down disease progression. These products have annual sales of US$3.1 billion; however, the Alzheimer's pharmaceutical market is expected to grow significantly with the arrival of products that alter disease progression.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition is currently enrolling patients for a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in type I and type II diabetes patients, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CO: Transition Therapeutics Inc.
CNW: 09:02e 27-FEB-06